Exhibit 12.1

KINETEK, INC. COMPUTATIONS OF THE RATIOS OF EARNINGS TO FIXED CHARGES (dollars in thousands)

	Year Ended December 31,
	2004	2003	2002

Fixed Charges
Interest expense	$35,592	$34,876	$35,231
Rental expense included in fixed charges	1,091	1,004	1,110
Total fixed charges	36,683	35,880	36,341

Earnings
Pre-tax income (loss)	(889)	(4,820)	4,023
Plus: fixed charges	36,683	35,880	36,341
Total Earnings	$35,794	$31,060	$40,364

Ratio of earnings to fixed charges	1.0	0.9	1.1